Exhibit 3.1.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

TNAV HOLDINGS, INC.

TNAV Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is TNAV Holdings, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 8, 2009.

2. Pursuant to Sections 242 and 245 of the Delaware General Corporation Law, this Amended and Restated Certificate of Incorporation restates and amends the Corporation’s Certificate of Incorporation in its entirety.

3. The terms and provisions of this Amended and Restated Certificate of Incorporation have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the Delaware General Corporation Law.

4. The text of the Amended and Restated Certificate of Incorporation (this “Certificate”) reads in its entirety as follows:

ARTICLE I

The name of the Corporation is TNAV Holdings, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

The Corporation is authorized to issue Sixty Five Million Twenty Four Thousand Seven Hundred Twenty Eight (65,024,728) shares of its capital stock, which shall be divided into Common Stock (the “Common Stock”) and Preferred Stock. The total number of shares of Common Stock that the Corporation is authorized to issue is Forty One Million Six Hundred Sixty Six Thousand Six Hundred Sixty Six (41,666,666), $0.001 par value, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is Twenty Three Million Three Hundred Fifty Eight Thousand Sixty Two (23,358,062), $0.001 par value, Three Hundred Thirty Three Thousand Three Hundred Thirty Three (333,333) of which are hereby designated “Series A Preferred Stock”, Four Hundred Two Thousand Three Hundred Ninety Three (402,393) of which are hereby designated “Series B Preferred Stock”, Four Hundred Eighty Eight Thousand Nine Hundred Ninety Nine (488,999) of which are hereby designated “Series B Prime Preferred Stock” , Five Million One Hundred Sixty Two Thousand Two Hundred Sixty Two (5,162,262) of which are hereby designated “Series C Preferred Stock”, Two Million Three Hundred Sixty Six Thousand Nine Hundred Nine (2,366,909) of which are hereby designated “Series C Prime Preferred Stock”, Five Million Two Hundred Twenty Nine Thousand One Hundred Sixty Six (5,229,166) of which are hereby designated “Series D Preferred Stock” and Nine Million Three Hundred Seventy Five Thousand (9,375,000) of which are hereby designated “Series E Preferred Stock.” The Series A Preferred Stock, Series B Preferred Stock, Series B Prime Preferred Stock, Series C Preferred Stock, Series C Prime Preferred Stock, Series D Preferred Stock and Series E Preferred Stock are, together, referred to herein as the “Preferred Stock.”

The powers, preferences, privileges and rights and the qualifications, limitations or restrictions thereof, with respect to the Common Stock and the Preferred Stock shall be as follows:

1. VOTING RIGHTS AND BOARD OF DIRECTORS

1.1 General. Except as otherwise provided by law or in this Certificate, each holder of shares of Common Stock shall be entitled to one vote on all matters on which holders of Common Stock are entitled to vote for each share of Common Stock held by such holder on the record date fixed for a meeting of the stockholders or on the effective date of any written consent. Except as otherwise provided by law or in this Certificate, each holder of shares of Preferred Stock shall be entitled to one vote for each share of Common Stock into which such shares are convertible on the record date fixed for a meeting of the stockholders or on the effective date of any written consent (at the then current Conversion Price for such shares, as defined in Section 4.2). Except as otherwise provided by law or in this Certificate, the shares of Preferred Stock shall be voted equally with the shares of Common Stock, voting together as a single class, at any annual or special meeting of the stockholders or in connection with any action by written consent of the stockholders of the Corporation (treating the Preferred Stock as converted into Common Stock at the applicable Conversion Price). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of all outstanding shares of capital stock of the Corporation, irrespective of whether the Corporation has received the affirmative vote of the holders of a majority of the outstanding shares of Common Stock.

1.2 Board of Directors. The Board of Directors of the Corporation (the “Board”) shall consist of seven directors. The holders of Series E Preferred Stock, voting as a separate class, shall be entitled to elect one director; the holders of Series D Preferred Stock, voting as a separate class, shall be entitled to elect one director; the holders of the Series C Prime Preferred Stock and Series C Preferred Stock will be entitled, voting together as a separate class on an as-converted basis, to elect two directors; the holders of Common Stock, voting as a separate class, will be entitled to elect one director who shall be the Chief Executive Officer of the Corporation; and the holders of Preferred Stock and Common Stock, voting together as a single class on an as-converted basis, will be entitled to elect two directors.

1.3 Special Voting Rights

(a) In addition to any other rights provided by law, so long as at least one Million Two Hundred Fifty Thousand (1,250,000) shares of Series E Preferred Stock remain issued and outstanding, the Corporation shall not (whether by merger, consolidation, reincorporation, recapitalization or otherwise), without first obtaining the approval (by vote or written consent) of the holders of a majority of the total number of then outstanding shares of the Series E Preferred Stock voting as a separate class, take any action to: (i) alter or change the rights, preferences, privileges or restrictions of the Series E Preferred Stock; (ii) increase or decrease the number of authorized shares of Common Stock, Preferred Stock or any series of Preferred Stock; (iii) create, authorize or issue (by reclassification or otherwise) any new class or series of shares having any rights, preferences or privileges senior to, or on parity with, the Series E Preferred Stock; (iv) effect the redemption of any shares of Common Stock or other securities of the Corporation convertible into or exercisable for shares of Common Stock (other than pursuant to equity incentive agreements or employment agreements with service providers giving the Corporation the right to repurchase shares at no more than cost upon the termination of services); (v) amend or waive any provision of the Corporation’s bylaws or this Certificate, as amended from time to time, in a manner that affects the Series E Preferred Stock; (vi) decrease the authorized size of the Board; (vii) declare, set aside or pay any dividend on any shares of Common Stock or Preferred Stock; or (viii) effect any Liquidation Event (as defined in Section 3.2 hereof) in which the rights of the Series E Preferred Stock set forth in Sections 2 or 3 of this Certificate are altered or amended.

(b) In addition to any other rights provided by law, the Corporation shall not (whether by merger, consolidation, reincorporation, recapitalization or otherwise), without first obtaining the approval (by vote or written consent) of the holders of at least a majority of the total number of then outstanding shares of the Preferred Stock voting as a single class on an as-converted basis, take any action to: (i) effect any Liquidation Event; or (ii) increase the authorized number of members of the Board.

1.4 Bylaws. Except as otherwise provided by law or in this Certificate, the Board shall have the power to adopt, amend or repeal the Bylaws of the Corporation. Such power shall not divest the stockholders of the Corporation of the power, nor limit their power to adopt, amend or repeal Bylaws.

2. DIVIDENDS

2.1 Declaration.

(a) The holders of the Series E Preferred Stock shall be entitled to receive dividends, payable in cash or stock (with cash paid for fractional shares), in the amount of $0.5436 per share (the “Fixed Series E Dividend”) plus an additional amount of $0.13272 per share (as adjusted for any subsequent stock dividends, combinations, subdivisions, splits or recapitalizations with respect to such shares) per annum commencing on September 1, 2010 (the “Additional Series E Dividends” together with the Fixed Series E Dividend, the “Series E Dividends”), payable out of funds legally available therefor prior and in preference to any dividends on any other shares of capital stock of the Corporation. Such Additional Series E Dividends shall accrue on each share, and shall accrue from day to day, whether or not earned or declared. Such Additional Series E Dividends shall be cumulative so that, except as provided below, if such dividends in respect of any previous or current annual dividend period, at the annual rate specified above, shall not have been paid, the deficiency shall first be fully paid before any dividend or other distribution shall be paid on or declared and set apart for the Preferred Stock (other than the Series E Preferred Stock) or the Common Stock. The dividends set forth in this Section 2.1(a) shall be payable when, as and if declared by the Board and shall be paid in the event of a: (i) Liquidation Event, in which case they shall be paid immediately prior to the consummation of such transaction in cash, or (ii) automatic conversion pursuant to Section 4.3 hereof, in which case they shall be paid immediately prior to the consummation of such transaction in such number of shares of Common Stock determined by dividing the Series E Dividends accrued to the date of a Qualified Initial Public Offering (as defined in Section 4.2(b)) per share by the price to the public per share of the Common Stock sold in such the Qualified Public Offering, prior to any underwriting discounts, commissions or expenses. Any accumulation of dividends on the Series E Preferred Stock shall not bear interest. Notwithstanding the foregoing, in the event of the conversion of the Series E Preferred Stock into Common Stock at any time after September 1, 2010, the dividends payable, less any dividends previously paid, shall include any Additional Series E Dividends if such Additional Series E Dividends had cumulated and been payable from the date of the first issuance of the Series E Preferred Stock until September 1, 2010. The holders of the outstanding Series E Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section 2 upon the affirmative vote or written consent of the holders of a majority of the Series E Preferred Stock then outstanding.

(b) Subject to the payment in full of the dividends set forth in Section 2.1(a) above to the holders of the Series E Preferred Stock and subject to Section 2.1(c) below, dividends of cash, stock, or other property on the Common Stock and on any other series of Preferred Stock may be paid when, as and if declared by the Board in its sole and unfettered discretion and shall be noncumulative.

(c) In the event the Corporation shall declare a dividend or other distribution on the Common Stock, the holders of the Series E Preferred Stock shall be entitled to a proportionate share of any such distribution as though the holders of the Series E Preferred Stock were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series E Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such dividend or distribution.

2.2 Relative Rights and Preferences. Whenever this Corporation declares a dividend on its Common Stock, the holders of record on the record date of outstanding shares of Preferred Stock shall be entitled to receive dividends in the amount they would have been entitled to receive if, as of the record date, their shares of Preferred Stock had been converted into shares of Common Stock pursuant to this Certificate. Other than the dividends set forth in Section 2.1(a) above with respect to the Series E Preferred Stock, any dividends on the Preferred Stock, to the extent declared, shall be noncumulative, and shall be payable in preference and prior to payment of any dividend on the Common Stock.

2.3 Manner of Payment of Cash Dividends. Cash dividends shall be paid by forwarding a check, postage prepaid, to the address of each holder (or, in the case of joint holders, to the address of any such holder) of Preferred Stock or Common Stock as shown on the books of the Corporation, or to such other address as such holder specifies for such purpose by written notice to the Corporation. The forwarding of such check shall satisfy all obligations of the Corporation with respect to such cash dividends, unless such check is not paid upon timely presentation.

3. LIQUIDATION PREFERENCES

3.1 Liquidation Preference. In the event of any Liquidation Event, either voluntary or involuntary:

(a) The holders of the Series E Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of any other series of Preferred Stock and to holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series E Preferred Stock held by them equal to the Liquidation Preference (as defined in Section 3.1(e) and as appropriately adjusted for subdivisions, stock splits, combinations of shares and dividends payable in shares of Common Stock) applicable to the Series E Preferred Stock, plus any accrued but unpaid dividends. If upon the occurrence of a Liquidation Event, the assets of the Corporation legally available for distribution to the holders of capital stock of the Corporation are insufficient to permit the payment to the holders of Series E Preferred Stock of the full amounts specified in this Section 3.1(a), then the entire assets of the Corporation legally available for distribution to the holders of capital stock of the Corporation shall be distributed with equal priority and pro rata among the holders of the Series E Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3.1(a)

(b) Only after the payment in full to the holders of Series E Preferred Stock of the full preferential amounts specified in Section 3.1(a) above, the holders of the Series D Preferred Stock, Series C Prime Preferred Stock and Series C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of the Series B Prime Preferred Stock, Series B Preferred Stock and Series A Preferred Stock and to holders of the Common Stock by reason of their ownership of such stock, (i) an amount per share for each share of Series D Preferred Stock held by them equal to the sum of (A) the Liquidation Preference specified for such share of Series D Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series D Preferred Stock, (ii) an amount per share for each share of Series C Prime Preferred Stock held by them equal to the sum of (A) the Liquidation Preference specified for such share of Series C Prime Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series C Prime Preferred Stock, and (iii) an amount per share for each share of Series C Preferred Stock held by them equal to the sum of (A) the Liquidation Preference specified for such share of Series C Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series C Preferred Stock. If upon the occurrence of a Liquidation Event, after the payment to the holders of the Series E Preferred Stock of the full preferential amounts specified in Section 3.1(a) above, the assets of the Corporation legally available for distribution to the holders of the Series D Preferred Stock, the holders of Series C Prime Preferred Stock and the holders of the Series C Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3.1(b), then the entire assets of the Corporation legally available for distribution after payment to the holders of the Series E Preferred Stock of the full preferential amounts specified in Section 3.1(a) above shall be distributed with equal priority and pro rata among the holders of the Series D Preferred Stock, the holders of Series C Prime Preferred Stock and the holders of the Series C Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3.1(b).

(c) Only after the payment in full to the holders of the Series E Preferred Stock of the full preferential amounts specified in Section 3.1(a) above, and to the holders of the Series D Preferred Stock, the holders of Series C Prime Preferred Stock and the holders of the Series C Preferred Stock of the full preferential amounts specified in Section 3.1(b) above, the holders of the Series B Prime Preferred Stock, Series B Preferred Stock and Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, (i) an amount per share for each share of Series B Prime Preferred Stock held by them equal to the sum of (A) the Liquidation Preference specified for such share of Series B Prime Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series B Prime Preferred Stock, (ii) an amount per share for each share of Series B Preferred Stock held by them equal to the sum of (A) the Liquidation Preference specified for such share of Series B Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock, and (iii) an amount per share for each share of Series A Preferred Stock held by them equal to the sum of (A) the Liquidation Preference specified for such share of Series A Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock. If upon the occurrence of a Liquidation Event, after the payment to the holders of the Series E Preferred Stock of the full preferential amounts specified in Section 3.1(a) above, and to the holders of the Series D Preferred Stock, the holders of Series C Prime Preferred Stock and the holders of the Series C Preferred Stock of the full preferential amounts specified in Section 3.1(b) above, the assets of the Corporation legally available for distribution to the holders of the Series B Prime Preferred Stock, the holders of Series B Preferred Stock and the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3.1(c), then the entire assets of the Corporation legally available for distribution after payment to the holders of the Series E Preferred Stock of the full preferential amounts specified in Section 3.1(a) above, and to the holders of the Series D Preferred Stock, the holders of Series C Prime Preferred Stock and the holders of the Series C Preferred Stock of the full preferential amounts specified in Section 3.1(b) above, shall be distributed with equal priority and pro rata among the holders of the Series B Prime Preferred Stock, the holders of Series B Preferred Stock and the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3.1(c).

(d) Remaining Assets. Only after the payment in full (i) to the holders of the Series E Preferred Stock of the full preferential amounts specified in Section 3.1(a) above, (ii) to the holders of the Series D Preferred Stock, the holders of Series C Prime Preferred Stock and the holders of the Series C Preferred Stock of the full preferential amounts specified in Section 3.1(b) above, and (iii) to the holders of the Series B Prime Preferred Stock, the holders of Series B

Preferred Stock and the holders of the Series A Preferred Stock of the full preferential amounts specified in Section 3.1(c) above, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed with equal priority and pro rata among the holders of the Series E Preferred Stock and Common Stock in proportion to the number of shares of Common Stock held by them, with the shares of Series E Preferred Stock being treated for this purpose as if they had been converted to shares of Common Stock at the then applicable Conversion Rate. Notwithstanding the foregoing, the aggregate distributions made pursuant to this Section 3.1(d) with respect to any share of Series E Preferred Stock, inclusive of any distributions on account of Section 3.1(a), shall not exceed an amount equal to five times (5x) the Initial Conversion Price for that share of Series E Preferred Stock.

(e) For purposes of the foregoing, the “Liquidation Preference” for the Series E Preferred Stock shall initially be $8.29524, the “Liquidation Preference” for the Series D Preferred Stock shall initially be $1.92, the “Liquidation Preference” for the Series C Prime Preferred Stock shall initially be $1.44, the “Liquidation Preference” for the Series C Preferred Stock shall initially be $0.72, the “Liquidation Preference” for the Series B Prime Preferred Stock shall initially be $3.00, the “Liquidation Preference” for the Series B Preferred Stock shall initially be $10.86, and the “Liquidation Preference” for the Series A Preferred Stock shall initially be $3.00.

3.2 Definition of Liquidation Event. For purposes of this Certificate, a “Liquidation Event” shall mean (a) the acquisition of the Corporation or its securities by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock exclusively for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Corporation held by such holders prior to such transaction, a majority of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such transaction or series of transactions; (b) a sale, lease, exclusive license or other conveyance of all or substantially all of the assets of the Corporation; (c) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary or (d) the sale or exclusive license of substantially all of the intellectual property assets of the Corporation.

3.3 Valuation. Whenever the distribution provided for in this Section 3 shall be payable in property or securities other than cash, the value of such distribution shall be as follows:

(a) for property other than securities, the fair market value of such property as determined in good faith by the Board (which determination shall be approved by the director elected by the holders of Series E Preferred Stock); and

(b) for securities not subject to a lock-up agreement or other similar restrictions on free marketability:

(i) if traded on a securities exchange or the Nasdaq National Market System, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three days prior to the closing of the Liquidation Event;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of the Liquidation Event; and

(iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board (which determination shall be approved by the director elected by the holders of Series E Preferred Stock).

(c) The method of valuation of securities subject to a lock-up agreement or other restrictions on free marketability shall be to make an appropriate discount from the market value determined as above in (b)(i), (ii) or (iii) to reflect the appropriate fair market value thereof, as determined in good faith by the Board (which determination shall be approved by the director elected by the holders of Series E Preferred Stock).

3.4 Notional Conversion. Notwithstanding anything in this Section 3 to the contrary, if a holder of Preferred Stock would receive a greater liquidation amount by converting such holder’s shares of Preferred Stock into Common Stock than such holder would be entitled to receive pursuant to Section 3.1 as a holder of Preferred Stock (as determined after the payment of any earn-outs or other contingent payments and the release of any escrow or holdback proceeds to the stockholders of the Corporation), then such holder shall not receive any amounts under such subsections as a holder of Preferred Stock, but shall be treated, for the purposes of determining such holder’s rights under Section 3.1 only, as though such holder held, in addition to any shares of Common Stock actually held by such holder, such number of shares of Common Stock that such holder would hold if such holder had converted such holder’s shares of Preferred Stock into Common Stock, effective immediately prior to the applicable liquidation, dissolution or winding up of the Corporation, at the then applicable Conversion Price (as defined below).

3.5 Notice. If the Corporation proposes to take any action constituting a Liquidation Event, the Corporation shall, within 10 days after the date the Board approves such action, or 20 days prior to any stockholders’ meeting called to approve such action, whichever is earlier, give each holder of shares of Preferred Stock and Common Stock initial written notice of the proposed action by first class mail, postage prepaid. Such initial written notice shall describe the material terms and conditions of such proposed action, including a description of the type and amount of stock, cash, and property to be received by the holders of shares of each series of the Preferred Stock and the Common Stock upon consummation of the proposed action and the date and place of delivery thereof. If any material change in the facts set forth in the initial notice occurs, the Corporation shall promptly give written notice by first class mail, postage prepaid to each holder of shoes of Preferred Stock and Common Stock of such material change.

3.6 Timing. The Corporation shall not consummate any Liquidation Event before the expiration of 30 days after the mailing of the initial notice referred to in Section 3.5 or 10 days after the mailing of any subsequent written notice under such Section 3.5, whichever is later.

3.7 Waiver. The payment of all or any portion of the amounts set forth in Section 3.1 above may be waived by the approval or consent of (a) the holders of a majority of the then-outstanding shares of Series E Preferred Stock, voting as a separate class, and (b) the holders of a majority of the then-outstanding shares of Preferred Stock voting together as a single class on an as-converted basis.

4. CONVERSION OF PREFERRED STOCK

4.1 Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, without payment of further consideration, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing: (a) the Initial Conversion Price (as defined in Section 4.2) plus all accrued but unpaid dividends on such share of Preferred Stock (other than the Series E Dividends) by (b) the Conversion Price in effect on the date the certificate is surrendered for conversion.

4.2 Initial Conversion Price. The “Initial Conversion Price” with respect to each series of Preferred Stock shall be as follows (as adjusted for any subsequent stock dividends, subdivisions, combinations, splits or recapitalizations with respect to such shares); provided, however, the Initial Conversion Price of the Series E Preferred Stock shall not be adjusted by the Series E Dividends:

Series A Preferred Stock	$3.00

Series B Preferred Stock	$10.86

Series B Prime Preferred Stock	$3.00

Series C Preferred Stock	$0.72

Series C Prime Preferred Stock	$0.72

Series D Preferred Stock	$0.96

Series E Preferred Stock	$3.300492

As of the effective date of this Certificate, the “Conversion Price” with respect to each series of Preferred Stock shall be as set forth below.

Series A Preferred Stock	$3.00

Series B Preferred Stock	$10.86

Series B Prime Preferred Stock	$3.00

Series C Preferred Stock	$0.72

Series C Prime Preferred Stock	$0.72

Series D Preferred Stock	$0.96

Series E Preferred Stock	$3.300492

The Conversion Price of each such series of Preferred Stock may be subsequently adjusted pursuant to the terms of this Section 4.

4.3 Redemption; Automatic Conversion.

(a) No share of Preferred Stock shall be redeemable by the Corporation.

(b) Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then-effective Conversion Price for such share immediately upon the closing of the sale of the Corporation’s Common Stock in a firm commitment underwritten public offering registered under the Securities Act of 1933, as amended (the “Securities Act”), (other than a registration relating solely to a transaction under Rule 145 under the Securities Act (or any successor thereto) or to an employee benefit plan of the Corporation), if: (i) the public offering price of the Common Stock offered therein (prior to underwriter commissions and expenses) equal or exceeds $6.75, and (ii) the aggregate net proceeds to the Corporation (before deduction for underwriter commissions and expenses) equal or exceed $50,000,000 (a “Qualified Public Offering”).

(c) Each share of Series E Preferred Stock shall automatically be converted into shares of Common Stock at the then-effective Conversion Price for such share upon the election of the holders of a majority of the then-outstanding shares of Series E Preferred Stock.

(d) Each share of Preferred Stock (excluding the Series E Preferred Stock) shall automatically be converted into shares of Common Stock at the then-effective Conversion Price for such shares upon the election of the holders of at least Sixty Six and Two-thirds Percent (66.667%) of the then-outstanding shares of Preferred Stock (excluding the Series E Preferred Stock).

4.4 Mechanics of Conversion into Common Stock. (a) Before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, it shall surrender the certificate or certificates thereof, duly endorsed, at the office of the Corporation or of any transfer agent for such stock, and shall give written notice to the Corporation at such office that it elects to convert the same and shall state therein the name or names in which it wishes the certificate or certificates for shares of Common Stock to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of whole shares of Common Stock to which it shall be entitled as aforesaid, together with cash (as provided in Section 4.5(m)) with respect to any fractional shares otherwise issuable upon conversion and, in the event of a partial conversion, a certificate representing the balance, if any, of the shares of Preferred Stock represented by the surrendered certificate or certificates but not converted to Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the shares of Preferred Stock, and the person(s) entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder(s) of such shares of Common Stock on such date. (b) Notwithstanding the foregoing, if the conversion of any share of Preferred Stock is in connection with an underwritten offering of securities pursuant to the Securities Act, the conversion may, at the option of any holder tendering shares of Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

4.5 Adjustments to Conversion Price for Dilutive Issuances.

(a) Special Definitions. For purposes of this Section 4.5, the following definitions shall apply:

(i) “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Section 4.5(c), deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than the following:

(1) shares of Common Stock issued or issuable pursuant to an adjustment of the Conversion Price of any share of Preferred Stock made pursuant to Section 4.5(f);

(2) shares of Common Stock issued or issuable: (1) pursuant to a Qualified Public Offering; (2) in connection with a stock split, a distribution of a stock dividend, or pursuant to any recapitalization, reorganization, consolidation, or merger for purposes of reincorporation; (3) upon exercise or conversion of any options or warrants outstanding on the Original Issue Date; (4) in connection with the issuance of Series E Preferred Stock at a price per share equal to or greater than the Initial Conversion Price for such stock as set forth in Section 4.2 above; and (5) to employees, directors or consultants pursuant to stock option plans or agreements on terms approved by the Board, up to a maximum of 7,542,572 shares of Common Stock (as adjusted for any subsequent stock dividends, combinations, subdivisions, splits or recapitalizations with respect to such shares), which such limit may be waived by the approval or consent of the Board (collectively with the shares set forth in Section 4.5(a)(i)(A), “Excepted Dilutive Issuances”); or

(3) shares of Preferred Stock issued as of the date on which a share of Series E Preferred Stock was first issued and the shares of Common Stock into which they are convertible.

(ii) “Convertible Securities” shall mean any evidences of indebtedness, shares of capital stock (other than Common Stock and Preferred Stock) or other securities that are convertible into or exchangeable for Common Stock,

(iii) “Options” shall mean rights, options, or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities; and

(iv) “Original Issue Date” shall mean the date this Certificate is filed with the Secretary of State of the State of Delaware.

(b) No Adjustment of Conversion Price. No adjustment in the Conversion Price for a share of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share for an Additional Share of Common Stock issued or deemed to be issued by the Corporation (determined in accordance with Section 4.5(e) hereof) is less than the Conversion Price in effect on the date of and immediately prior to such issue, for such share of Preferred Stock.

(c) Deemed Issue of Additional Shares of Common Stock. Except in the case of an Excepted Dilutive Issuance, if the Corporation, at any time or from time to time after the Original Issue Date, issues any Options or Convertible Securities or fixes a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, upon the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of the issuance of such Options or Convertible Securities or, if such a record date has been fixed, as of the close of business on such record date; provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(i) no further adjustments in the Conversion Price applicable to any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(ii) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Conversion Price applicable to a series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities; provided, however, that no such adjustment of a Conversion Price shall affect Common-Stock previously issued upon conversion of such series of Preferred Stock;

(iii) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities that have not been exercised, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(1) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities, and the consideration received therefor was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Corporation upon such exercise, or for the issue of all such Convertible Securities that were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange; and

(2) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration received or deemed to have been received by the Corporation (determined pursuant to Section 4.5(c)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(iv) no readjustment pursuant to clauses (ii) or (iii) above shall have the effect of increasing a Conversion Price to an amount that exceeds the lower of (A) the Conversion Price of the applicable series of Preferred Stock on the original adjustment date; or (B) the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date;

(v) in the case of any Options that expire by their terms not more than 30 days after the date of issue thereof, no adjustment of the Conversion Price shall be made, except as to shares of Preferred Stock actually converted during such period, until the expiration or exercise of all such Options, whereupon such adjustment shall be made in the same manner provided in clause (iii) above; and

(vi) if any such record date has been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price that became effective on such record date shall be canceled as of the close of business on such record date, and shall instead be made on the actual date of issuance, if any.

(d) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. If the Corporation issues Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.5(c)) without consideration or for a consideration per share less than the Conversion Price of any series of Preferred Stock in effect on the date of and immediately prior to such issue, then the Conversion

Price of such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the sum of: (a) the number of shares of Common Stock outstanding immediately prior to such issue; (b) the number of shares of Common Stock that would be issued if all Convertible Securities were converted into Common Stock and all Options exercisable for Common Stock were exercised; (c) the number of shares of Common Stock issuable upon conversion of the shares of Preferred Stock outstanding immediately prior to such issue; and (d) the number of shares of Common Stock that the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Conversion Price; and the denominator of which shall be the sum of (w) the number of shares of Common Stock outstanding immediately prior to such issue; (x) the number of shares of Common Stock that would be issued if all shares of Convertible Securities were converted into Common Stock and all options exercisable for Common Stock were exercised; (y) the number of shares of Common Stock issuable upon conversion of the shares of Preferred Stock outstanding immediately prior to such issuance; and (z) the number of such Additional Shares of Common Stock so issued.

(e) Determination of Consideration. For purposes of this Section 4.5, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(i) Cash and Property. Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation; and

(2) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board (which determination shall be approved by the director elected by the holders of Series E Preferred Stock).

(ii) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.5(c), relating to Options and Convertible Securities, shall be determined by dividing:

(1) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities; by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(f) Adjustments for Combinations or Subdivisions of Common Stock. If the Corporation at any time or from time to time after the Original Issue Date declares or pays any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock, or effects a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise), or if the outstanding shares of Common Stock are combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price for each series of Preferred Stock in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that this Corporation shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration then the Corporation shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

(g) Other Distributions. If the Corporation at any time or from time to time makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation or any of its subsidiaries other than Additional Shares of Common Stock, then in each such event provision shall be made so that the holders of Preferred Stock shall receive, upon the conversion thereof, the securities of the Corporation that they would have received had their stock been converted into Common Stock prior to such record date.

(h) No Impairment. Subject to Section 1.3(a), except with the approval of the holders of a majority of the shares of Preferred Stock then outstanding, the Corporation shall not, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Section 4.5 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Preferred Stock provided for in this Section 4 against impairment.

(i) Certificates as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4.5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms of this Certificate and cause independent public accountants selected by the Corporation to verify such computation and prepare and furnish to each holder of shares of each series of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of shares of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth: (A) such adjustments and readjustments; (B) the Conversion Price of each series of Preferred Stock in effect at such time; and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of each series of Preferred Stock.

(j) Notice of Record Date. If the Corporation takes a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any security or right convertible into or entitling the holder thereof to receive Additional Shares of Common Stock, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution, security or right, and the amount and character of such dividend, distribution, security or right.

(k) Issue Taxes. The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(l) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then outstanding shares of Preferred Stock, then the Corporation shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

(m) Fractional Shares. No fractional share shall be issued upon the conversion of any share or shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If after such aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, then the Corporation shall, in lieu of issuing any fractional share, pay to the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board).

(n) Notice. Any notice required by the provisions of this Section 4.5 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at its address appearing on the books of the Corporation.

(o) Adjustments. In the event of any reorganization or any reclassification of the capital stock of the Corporation or any consolidation or merger of the Corporation which is not a Liquidation Event, each share of Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property (including cash) to which a holder of the number of shares of Common Stock deliverable upon conversion of such share of Preferred Stock would have been entitled upon the record date of (or, if no record date is fixed, the effective date of) such reorganization, reclassification, consolidation, merger or conveyance; and, in any case, appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of Preferred Stock, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as equivalent as is practicable, in relation to any shares of stock or the securities or property (including cash) thereafter deliverable upon the conversion of the shares of Preferred Stock.

(p) Waiver of Adjustments. Any adjustment to the Conversion Price of any series of Preferred Stock may be waived with respect to all shares in such series upon the written consent of the holders of (i) a majority of the then outstanding shares of Series E Preferred Stock, voting as a separate class, and (ii) a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as converted basis.

5. Each holder of an outstanding share of Preferred Stock shall be deemed to have consented, for purposes of the Delaware General Corporation Law, to distributions made by the Corporation in connection with the repurchase at no more than cost of shares of Common Stock issued to or held by directors, employees, independent contractors or consultants upon termination of their employment or services pursuant to agreements providing for the right of said repurchase between the Corporation and such persons.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

ARTICLE VII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Except as provided in Article VIII above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Certificate has been signed by a duly authorized officer this 15th day of April, 2010.

/s/ H.P. Jin
H.P. Jin
President and Chief Executive Officer